INVESTMENT MANAGEMENT

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(d)(14)(ii)

March 1, 2022

Voya Mutual Funds

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Mutual Funds ("VMF"), on behalf of Voya Multi-Manager Emerging Markets Equity Fund (the "Fund"), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from March 1, 2022 through March 1, 2023, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit
Name of Fund	(as a percentage of average net assets)
			Classes
	A	C	I	R	W
Voya Multi-Manager Emerging	1.50%	2.25%	1.15%	1.75%	1.25%
Markets Equity Fund

We are willing to be bound by this letter agreement to lower our fee for the period from March 1, 2022 through March 1, 2023. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

March 1, 2022

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VMF.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

Voya Mutual Funds